EX.99-77d: Sub-Item 77D: Policies with respect to security investments

Sub-Item 77D: Policies with respect to security investments
The Goldman Sachs Tax-Advantaged Global Equity and Goldman Sachs Enhanced Dividend Global Equity Portfolios received an exemptive order from the Securities and Exchange Commission on August 26, 2008 to permit these Portfolios to invest in derivatives and other financial instruments, in addition to underlying funds and other securities.

Effective September 15, 2008, each of the Goldman Sachs Tax-Advantaged Global Equity and Goldman Sachs Enhanced Dividend Global Equity Portfolios may invest up to 20% of its total assets directly in securities and other financial instruments, including derivative instruments (such as swaps and futures contracts). These securities and other instruments may be denominated in currencies other than the U.S. dollar.